UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

March 5, 2020

Commission File Number: 001-33161

North American Construction Group Ltd.
(Exact name of registrant as specified in its charter)

27287- 100 Avenue
Acheson, Alberta
Canada T7X 6H8
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 5, 2020		North American Construction Group Ltd.

	By:	/s/ Martin Ferron
	Name:	Martin Ferron
	Title:	Chairman and Chief Executive Officer

Exhibit	DESCRIPTION

99.1	Notice of the Meeting and Record Date